Reign Sapphire Corporation

9465 Wilshire Boulevard

Beverly Hills, CA 90212

August 18 , 2015

United States Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

Attention: Mara Ransom, Assistant Director

Re:	Letter dated June 24, 2015 from Mara Ransom, Assistant Director
Reign Sapphire Corporation, a Delaware corporation (the “Company”)
Registration Statement on Form S-1
Filed May 27, 2015 (“Original S-1 Filing”)
File No. 333-204486

Dear Ms. Ransom:

We are in receipt of your letter, dated June 24, 2015 (the “SEC Comment Letter”), with respect to the above-referenced filing of the Company with the Securities and Exchange Commission (the “SEC”). We have reviewed the comments of the SEC Staff in the SEC Comment Letter and offer the responses set out below and, as applicable, supplemental information as requested in the SEC Comment Letter. In addition, contemporaneous with the transmission of this letter, the Company is filing Amendment No. 1 to the Original S-1 Filing (“S-1 Amendment No. 1”). S-1 Amendment No. 1 revises and supplements the disclosures made in the Original S-1 Filing based on certain portions of the comments set forth in the SEC Comment Letter. In those cases where the Company does not believe the comments in the SEC Comment Letter apply to the Company’s facts and circumstances or the Company does not believe an amendment to the Original S-1 Filing is appropriate, the Company has provided an explanation of its reasoning in the responses below. To aid the Staff’s review of this information, we have included the Staff’s comments in the SEC Comment Letter in italics and the Company’s responses in standard print, and have referenced all of our responses to the numbering in the SEC Comment Letter.

We would like to bring to the attention of the Staff that S-1 Amendment No. 1 now covers the registration of 13,923,000 shares of our common stock of which 10,000,000 shares will be sold and issued by the Company and 3,923,000 shares will be offered for resale by our selling stockholders. This represents a reduction in the total number of shares registered from 15,000,000 to 13,923,000, all of which is due to a reduction in the number of shares to be offered by our selling stockholders. As discussed in Response No. 3 below, the composition of the group of selling stockholders has changed and none of such selling stockholders would be deemed to be affiliates of the Company. We also note that the disclosures and tabular information throughout S-1 Amendment No. 1 have been changed to reflect that we now have 31,823,000 shares of common stock issued and outstanding as of the date of the prospectus due to the issuance of additional shares since the date of the Original S-1 Filing. Finally, the passage of time since our receipt of the SEC Comment Letter can be attributed in large part to the time required for our accountants to complete the review necessary for the inclusion in S-1 Amendment No. 1 of financial statement information for the six months ended June 30, 2015.

General

1.         Please supplementally provide us with copies of all written communications, as defined in Rule 405 of the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response No. 1

We have not yet presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act.

2.         It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended, in view of the following: your disclosure indicates that you are an emerging growth company issuing penny stock; you have a net loss of $862,207 to date; your registration statement contains very general disclosure related to the nature of your business and your business plan. In the adopting release of Rule 419, the Commission stated that “it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419.” Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose in your prospectus whether you plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

Response No. 2

The Company has no plan, nor has there ever been an inference of such a plan in the registration statement, to “merge with an unidentified company”. It has always been the intention of the management of the Company to independently pursue the business plan and purposes described in the registration statement. The Company acknowledges that the Staff perceived disclosures related to the nature of the Company’s business and its business plan in the Original S-1 Filing to be “very general”; however, the Company believes that it has fully addressed those concerns in S-1 Amendment No. 1 and that it is not necessary or appropriate to revise the registration statement to comply with Rule 419.

3.         We note that you are registering the resale of 5,000,000 shares of common stock, of which at least 2,305,000 shares are being offered by affiliates. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the nature of at least one of the selling shareholders, the offering of the 5,000,000 shares by selling shareholders appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, please revise the terms of your offering to provide that all offers and sales by selling stockholders will be made at the disclosed fixed price for the duration of the offering and to identify the selling shareholders as underwriters. If you disagree with our determination, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1). In this regard, please address the factors referred to in Securities Act Rules Compliance and Disclosure Interpretation 612.09, including the relationship between Australian Sapphire Corporation and the company.

Response No. 3

As mentioned above, S-1 Amendment No. 1 now covers the registration of 13,923,000 shares of our common stock of which 10,000,000 shares will be sold and issued by the Company and 3,923,000 shares will be offered for resale by our selling stockholders. This represents a reduction in the total number of shares registered from 15,000,000 to 13,923,000, all of which is due to a reduction in the number of shares to be offered by our selling stockholders. The composition of the group of selling stockholders has changed and none of such selling stockholders would be deemed to be affiliates of the Company. In particular, we note that Australian Sapphire Corporation is no longer among the selling stockholders.

The factors referred to in Securities Act Rules Compliance and Disclosure Interpretation 612.09 include “how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all circumstances it appears that the seller is acting as a conduit for the issuer”. As to each of these factors the Company respectfully requests that the Staff take note of the following:

•	Sales of shares by the selling stockholders cannot and will not begin until the registration statement is effective and the Company has been successful in getting its shares quoted on the OTCBB and/or OTCQB. Even when that process has been completed it is unlikely that there will be a significant secondary market for the shares until a material number of shares have been sold in the primary offering covered by the registration statement and the Company has begun to generate revenues from the execution of the business plan described in the registration statement. While it is difficult to project when these events will occur, the Company anticipates that the selling stockholders will have held their shares for more than six months before first sales would occur and that it is likely that as much as two years will have passed from the date of original acquisition before they would realistically be able to sell all of their registered shares. For all practical purposes, the selling stockholders will not be able to liquidate substantial portions of their investments for the near future, regardless of when the registration statement becomes effective.

•	Each of the selling stockholders received their shares in “arms-length” transactions with the Company for lawful consideration as determined by the Board of Directors of the Company. Each of the selling stockholders made standard representations to the Company regarding the purchase of their shares including representations that they did not have any agreement or understanding, directly or indirectly, with any person to distribute any of the Company’s securities in violation of applicable securities laws.
•	As noted above, the Company believes that it will take a substantial amount of time for the selling stockholders to liquidate their investment in all of the shares being registered on their behalf and that liquidity is heavily dependent on the success of the primary offering covered by the registration statement and creation of a public float that is composed substantially of shares sold in the primary offering. The Company believes that the number of shares offered for sale by the selling stockholders will be small in relation to shares sold in the primary offering and the total number of outstanding common shares.
•	None of the selling stockholders is an affiliate of the Company and none of them are in the business of underwriting securities.
•	The selling stockholders will collect all proceeds in connection with any future resales of their registered shares and did not receive any placement fees or commissions from the Company in connection with their initial acquisition of the shares. As such the selling stockholders are not acting as conduits for the Company.

For all of the reasons set forth above, the Company respectfully submits to the Staff that the proposed resale of shares by the selling stockholders as contemplated by the registration statement should appropriately be characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i) under the Securities Act.

4.          The disclosure throughout the prospectus suggests an inappropriate level of certainty regarding the current state and future prospects of your company. As examples only, we note your statements that your “product line will consist of a wide range of jewelry,” you “will manufacture pendants and watches,” you “will use high quality, free size gemstones, “ there are few [companies] that are designed to establish and dominate the market within all four sectors that the Company will be capable of,” “your company “will set itself apart from its competition by offering…,” you “will garner market share,” and no other jewelry company “vertically integrate[s] from the mine’s gate to the retail supply chain.” Please revise any statements that suggest an inappropriate degree of certainty regarding the development of your business operations, for example by changing such references from “will” to “intend to.” In addition, please state clearly in the Prospectus Summary, Business and Plan of Operations sections, if true, that you currently have limited operations, no operational website, no customers, no suppliers, no retailers or wholesalers, no distributors, no manufacturers and no products. Finally, please provide copies of any source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus, that support your statements regarding competitors’ operations.

Response No. 4

We have made substantial revisions to the disclosures throughout the prospectus to provide investors with an appropriate level of information regarding the status and projected development of our business operations including our website, customers, suppliers, retailers, wholesalers, distributors, manufacturers and products. We have not provided the Staff with copies of the source materials referred to in the Comment since our statements regarding competition have been limited to identifying actual and potential competitors, all of whom are well-known, and highlighting their competitive advantages at a general level and have not made provided any claims regarding the actual operations of any of those parties.

5.          Please revise the financial statements and other financial data presented in the filing to be presented in in the same chronological order throughout the filing. Please refer to SAB Topic 11.E.

Response No. 5

As requested, we have revised the financial statements and other financial data presented in S-1 Amendment No. 1 to be presented in in the same chronological order throughout the filing.

Prospectus Summary

Risk Factors Associated with Our Business, page 2

6.          Please revise this section to include the material risks associated with owning your stock, including the fact that there is no market for your stock and that Mr. Segelman currently controls and will control after the offering the operations of the company.

Response No. 6

As requested, we have revised this section to include the material risks associated with owning our stock, including the fact that there is no market for our stock and that Mr. Segelman currently controls and will control after the offering the operations of the company.

The Offering

Registration and offering costs, page 5

7.          We note your disclosure that you estimate your total registration and offering costs to be approximately $100,000. However, we note that you had deferred offering costs of $150,000 recorded in your financial statements at March 31, 2015. Please revise or advise us why you believe no revision is necessary.

Response No. 7

We have revised the disclosures in S-1 Amendment No. 1 to reflect that we estimate our total registration and offering costs to be approximately $165,000.

Risk Factors, page 8

8.          Please delete the fourth sentence of the introductory paragraph. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Response No. 8

As requested, the fourth sentence of the introductory paragraph has been deleted.

Risks Relating to Our Company and Our Industry, page 8

9.          Please clarify whether your officers owe fiduciary duties to any companies or entities other than your company, and, if so, please disclose any risks associated with the impact of such duties on your business and operations. In this regard, we note your disclosure that Mr. Segelman controls Australian Sapphire Corporation.

Response No. 9

Joseph Segelman, our chief executive officer and one of our directors, is also the sole director and beneficial owner of all of the outstanding shares of Australian Sapphire Corporation, which is the owner of record of approximately 15.7% of our outstanding common stock prior to commencement of the offering. As a result of his relationships with Australian Sapphire Corporation, Mr. Segelman would owe fiduciary duties to that corporation; however, we do not believe that such duties impact our business and operations since there are no business relationships between Australian Sapphire Corporation and our company apart from the shareholder relationship described above and in S-1 Amendment No. 1. Accordingly, we believe that no additional disclosures are required.

We will require additional funds in the future to achieve our current business strategy and our inability to obtain funding will cause our business to fail, page 8

10.          We note from disclosures elsewhere in your prospectus that current working capital and expected future cash flows from operations will be insufficient to sustain operations for the next 12 months. Please revise to quantify the amount of additional funds you will require and, if true, that you do not know when you expect to raise such funds in order to provide context for this risk.

Response No. 10

As requested, we have revised the text of this risk factor to quantify the amount of additional funds we will require and to include a statement that we do not know when we expect to raise such funds.

Our growth will place significant strains on our resources, page 10

11.          We note your disclosure that you are currently in the exploration stage and have generated no revenues to date. However, we note from your financial statements that you have generated minimal revenues in each of the periods presented. In addition, based on your description of your business as being vertically integrated from the mine’s gate to the retail supply chain, it is unclear whether you are in the exploration stage or whether you are engaged in exploring for and mining sapphires. We note similar disclosures on pages 11 and 12. Please revise your disclosures throughout your filing to clearly indicate whether you are directly involved the exploration for and/or in the mining of sapphires and other gemstones or explain to us why you believe no revision is necessary.

Response No. 11

We have revised the disclosure in this risk factor to reflect that we are currently in the development stage, with only limited operations, and have generated minimal revenue since inception. We have also revised our disclosures throughout the S-1 Amendment No. 1 to make it clear that we are not an exploration or mining company and we are not engaged in exploration or mining activities. Without limiting the generality of the foregoing, we note that we have removed certain disclosures that appeared on pages 11 and 12 of the Original S-1 Filing that may have created the incorrect impression that we were directly engaged in exploration or mining activities. As discussed in the S-1 Amendment No. 1, we purchase rough sapphires in bulk directly from commercial miners in Australia and we intend to oversee each step of the process as the stones go from the miners-gate to the consumer as jewelry products of the company.

Use of Proceeds, page 17

12.          Please disclose with greater specificity the use of proceeds currently allocated as “working capital.” In addition, it appears that the reference to 5 million shares on page 18 should be to 2.5 million shares; please advise or revise.

Response No. 12

As requested, we have disclosed with greater specificity the use of proceeds currently allocated as “working capital” in this section and have corrected the reference to the number of shares by changing it from 5 million to 2.5 million in S-1 Amendment No. 1.

Dilution, page 19

13.          The amounts presented for your negative net tangible book value and negative net tangible book value per share at March 31, 2015 do not appear to be correct. In addition, the number of outstanding shares at March 31, 2015 shown in the first paragraph under this heading does not agree with the number of outstanding shares at March 31, 2015 shown in your financial statements. Please revise your disclosures or advise us why you believe no revision is necessary.

Response No. 13

S-1 Amendment No. 1 includes an updated disclosures regarding dilution associated with the offering based on our net tangible book value and number of shares of common stock outstanding at June 30, 2015.

14.          The amounts presented for Anticipated Net Offering Proceeds under each of the 25%, 50%, 75% and 100% offering scenarios does not appear to be correct. Specifically, you appear to have deducted only $100,000 of anticipated offering costs from the Gross Offering Proceeds and you had deferred offering costs of $150,000 reflected in your March 31, 2015 financial statements. Please revise or advise us why you believe no revision is necessary.

Response No. 14

S-1 Amendment No. 1, which includes financial statement information for the six months ended June 30, 2015, includes an update disclosures regarding dilution associated with the offering based on our net tangible book value and number of shares of common stock outstanding at June 30, 2015 and the amounts presented for Anticipated Net Offering Proceeds under each of the scenarios reflect our estimate of $165,000 for the total anticipated offering costs stated elsewhere in S-1 Amendment No. 1 (see Response No. 7 above).

15.          Please confirm that you have considered all anticipated costs of the offering in preparing your disclosures under Use of Proceeds on pages 17 and 18 and herein.

Response No. 15

As requested, we confirm that we have considered all anticipated costs of the offering in preparing our disclosures under Use of Proceeds in S-1 Amendment No. 1 and in the presentation on dilution.

16.         Please revise your tabular presentation to also disclose the number of shares held by existing shareholders at March 31, 2015.

Response No. 16

As requested, we have revised the tabular presentation included in S-1 Amendment No. 1, which includes financial statement information for the six months ended June 30, 2015, to also disclose the number of shares held by existing shareholders at June 30, 2015.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

17.          We note your emphasis on the vertical integration of your business plan, which includes production, processing, manufacturing, and sales of sapphires and jewelry. Please provide management’s discussion and analysis with respect to the various aspects of your business plan, including your efforts, industry trends, and outlook in this regard.

Response No. 17

As requested, S-1 Amendment No. 1 provides management’s discussion and analysis with respect to the relevant aspects of our business plan, including our efforts, industry trends and outlook.

Plan of Operations, page 24

18.          Please disclose the events or milestones that you will need to accomplish in order to implement the four aspects of your business plan: production, processing, manufacturing, and sales. You should fully describe each event or milestone, discuss how you will perform or achieve each event or milestone, quantify the estimated cost(s) to achieve each event or milestone, and delineate the timeframe for achieving each event or milestone. This discussion should include, not only the marketing plans currently referenced in this section, but all aspects of your business. Please also discuss how you intend to raise the additional funds needed to implement this plan and clarify, if true, that currently you have no agreements or plans in place to raise such funds. In this regard, we note that your Use of Proceeds section does not seem to address the production, processing and manufacturing aspects of your business plan.

Response No. 18

As requested, S-1 Amendment No. 1 includes an expanded Plan of Operations discussion that includes disclosure of relevant events and milestones that we will need to accomplish in order to implement our business plan. We have also included a discussion of how we intend to raise the additional funds needed to implement our plan and a statement that we currently have no agreements or plans in place to raise such funds. Please note that our Use of Proceeds section in the S-1 Amendment No. 1 does not explicitly address production, processing and manufacturing because these costs are part of the costs of “inventory” disclosed in that section and not separate working capital items.

How We Generate Revenue, page 24

19.          We note that you have generated $10,768 in revenue for the three months ended March 31, 2015 and $43,153 for the year ended December 31, 2014. However, we also note you do not expect to begin B2C operations until 2016 and your website does not contain a sales portal. Please revise to disclose the nature and extent of your operations thus far, including how you have historically generated revenues since inception, and whether and how you expect to generate future revenues from now until B2C operations commence. Also, disclose whether revenue generated since inception has resulted from one or a few major customers.

Response No. 19

S-1 Amendment No. 1 discloses that we have no retail sales or operational retail website, that revenue generated to date has been as a result of wholesale sales of loose gemstones, and that we intend to continue with wholesale sales of loose gemstones to a number of customers with one major customer contributing the bulk of our revenue until we are ready to launch our jewelry collection direct to consumers in early 2016.

Results of Operations, page 25

20.          We note that quarterly financial results are expected to fluctuate. Please discuss any seasonal aspects of your business that may have a material effect upon your financial condition or results of operations. Refer to Item 303(b) of Regulation S-K.

Response No. 20

While the company’s business is subject to seasonal fluctuation in the jewelry industry, such as during certain holiday periods, we do not believe there are any seasonal aspects of our business that may have a material effect upon our financial condition or results of operations.

21.          Please revise your discussion of results of operations to provide reasons for changes in operating expenses between the periods rather than just indicating that there were increases in various categories of operating expenses and the dollar amounts of such expenses in each period. Please refer to Item 303 of Regulation S-K and our Release No. 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results or Operations, available on our website at https://www.sec.gov/rules/interp/33-8350.htm.

Response No. 21

As requested, S-1 Amendment No. 1 includes a revised discussion of our results of operations to provide reasons for changes in operating expenses between the periods.

Liquidity and Capital Resources, page 26

22.          Please revise your disclosure to provide a discussion and analysis of changes in cash flows from operating, investing and financing activities for the year ended December 31, 2014 compared to the period from inception through December 31, 2013 and for the three months ended March 31, 2015 compared to the three months ended March 31, 2014. Please refer to Item 303 of Regulation S-K and our Release No. 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results or Operations, available on our website at https://www.sec.gov/rules/interp/33-8350.htm.

Response No. 22

S-1 Amendment No. 1, which includes financial statement information for the six months ended June 30, 2015, provides a discussion and analysis of changes in cash flows from operating, investing and financing activities for the year ended December 31, 2014 compared to the period from inception through December 31, 2013 and for the six months ended June 30, 2015 compared to the six months ended June 30, 2014.

Capital Expenditures, page 28

23.          We note from your Use of Proceeds that you have allocated up to $1,625,000 to working capital. Please provide additional detail of any planned capital expenditures, including but not limited to management’s expected use of the allocated proceeds in this regard.

Response No. 23

S-1 Amendment No. 1 includes updated disclosures of our proposed uses of working capital and indicates that we expect the bulk of the allocated amount to go towards non-capital expenditures such as salaries; legal, accounting and audit expenses; insurance and rent. The allocation of approximately $30,000 to purchase equipment in connection with the expansion of our business is only planning capital expenditure at this time.

Going Concern, page 28

24.          Please revise your disclosure to include an analysis of the plan of operation’s viability to overcome the uncertainty of your ability to continue as a going concern. Also, please discuss your ability or inability to generate sufficient cash to support your operations during the 12-month period following the date of the financial statements, as well as management’s proposed course of action to remedy your liquidity deficiency. Please refer to Item 303(a)(1) of Regulation S-K.

Response No. 24

As requested, S-1 Amendment No. 1 includes revised disclosures regarding our analysis of our plan of operation’s viability to overcome the uncertainty of our ability to continue as a going concern. S-1 Amendment No. 1 also includes a discussion of our ability or inability to generate sufficient cash to support your operations during the 12-month period following the date of the financial statements, as well as our management’s proposed course of action to remedy our liquidity deficiency. In that regard, we note that our current burn rate to maintain the minimal level of operations for the Company to be position to execute its business plan upon funding is anticipated to be no greater than $25,000 per month in cash and Joseph Segelman, our chief executive officer, has agreed to underwrite these costs until the offering described in the prospectus is completed and the Company is then able to begin execution of its business plan. We also note that until the offering is completed we will continue to defer and accrue salaries and thus will not require cash to make payment under employment agreements.

25.          We note that your auditors have issued a going concern opinion and it appears you lack sufficient cash to sustain operations for the next 12 months. Please provide disclosure describing your rate of negative cash flow per month and the duration that available cash can sustain your current operations.

Response No. 25

As requested, S-1 Amendment No. 1 includes disclosures regarding our rate of negative cash flow per month, which we anticipate to be no greater than $25,000 per month in real cash expenses, and the duration that available cash can sustain our current operations. See also Response No. 24 above.

Subsequent Events, 28

26.          We note your disclosures in Note 12 to your financial statements and herein that on May 1, 2015 you issued 10,000,000 options to your CEO at an exercise price of $0.05 per share. Please tell us how you plan to account for these options, including how you plan to determine the fair value of your common stock at the date of this grant and how you considered the fair value of your common stock on the grant date compared to your proposed IPO price. Please also tell us how you considered providing a critical accounting policy for stock-based compensation related to your 2015 Equity Incentive Plan.

Response No. 26

As disclosed in footnote 3 (“Summary of Significant Accounting Policies—Stock Based Compensation”), the options will be measured at the fair value of the consideration received or the fair value of the equity instruments issues, whichever is more reliably measured, and amortized over the performance period. For purposes of determining the variables used in the calculation of the stock compensation expense under the provisions of FASB ASC Topic 505, Equity, and FASB ASC Topic 718, Compensation-Stock Compensation, we perform an analysis of current market data and historical company data to calculate an estimate of implied volatility, the expected term of the option and expected forfeiture rate. With the exception of the expected forfeiture rate, which is not an input, we use estimates as variables in the Black-Scholes option pricing model.

Future Contractual Obligations and Commitment, page 31

27.          We note that you have entered into employment agreements with Mr. and Ms. Segelman, both effective April 1, 2015, and these agreements superseded the consulting agreements, which were terminated as of March 31, 2015. Please revise to clarify the presence of a continuing obligation in light of the employment agreements. If a continuing obligation remains, please file the consulting agreements as exhibits per Item 601(10(ii)(A) of Regulation S-K.

Response No. 27

In S-1 Amendment No. 1 we have revised the disclosure to reflect that as of March 31, 2015, the termination date of the consulting agreements, we had no future contractual obligations and commitments. Obligations under such agreements are already accrued and included in our financial statements and thus are not future obligations.

Description of Business, page 33

28.          Please revise this section to describe fully your intended business. In this regard, we note that your current disclosure does not discuss the manner in which you intend to facilitate the mining, processing, cutting, designing, manufacturing or sale (retail or wholesale) of gems or jewelry, despite the fact that you intend to operate “from the mine’s gate to the retail supply chain.”

Response No. 28

As requested, we have made substantial revisions to the disclosures in this section to fully describe the Company’s intended business.

29.          It appears that Reign Sapphire Corporation was once UWI Holdings Corporation, which was previously Australian Sapphire Corporation. However, we note that Australian Sapphire Corporation remains a significant holder of your company’s outstanding shares of common stock. Please provide additional disclosures clarifying the nature of your company’s formation and what relations remain with predecessor entities. Refer to Item 101(h)(3) of Regulation S-K.

Response No. 29

As described in the prospectus, the assets to be used for the business of the Company were previously owned by UWI Holdings Corporation (“UWI”), which was established on May 31, 2013 in the Province of New Brunswick, Canada and listed on the GXG Markets in the UK. On December 31, 2014, UWI entered into an Agreement of Conveyance, Transfer and Assignment of Assets and Assumption of Obligations with the Company, pursuant to which UWI transferred all of its net assets to the Company. The sole shareholder of UWI at that time was Joseph Segelman and the terms of the transfer of assets provided for the issuance of 27,845,000 of our common shares. While UWI, the New Brunswick corporation, was previously named “Australian Sapphire Corporation”, the “Australian Sapphire Corporation” referred to in the prospectus is a different entity, a California corporation, formed by Mr. Segelman to hold shares of the Company and engage in gemstone marketing consultancy.

Overview, page 33

30.          We note from your disclosures elsewhere in your prospectus that you have limited operations and have generated revenue since inception. Please describe the current state of your business operations and how the current state relates to your intended value chain of production, processing, manufacturing, and sales.

Response No. 30

As requested, we have revised the disclosures in S-1 Amendment No. 1 to describe the current state of our business operations and how the current state relates to our intended value chain of production, processing, manufacturing, and sales.

Products, page 34

31.          We note your inventory consists of sapphires acquired from Mr. Segelman and an unrelated party. Please revise your disclosure to include the sources and availability of raw materials, the names of principal suppliers, if any, and a statement that you have no suppliers, if true. Please refer to Item 101(h)(4) of Regulation S-K.

Response No. 31

As requested, we have revised the disclosures in S-1 Amendment No. 1 to describe the sources and availability of raw materials for our business.

Competition, page 38

32.          We note that the competitors you have identified are retail jewelers. However, your business plan is much broader than retail sales and includes production, processing, manufacturing, and wholesale sales. Please provide competitive descriptions for the various stages of your operations or explain why you will not compete with mining companies, raw materials processors, and wholesale jewelers.

Response No. 32

As you requested, we have revised the disclosures in S-1 Amendment No. 1 to provide competitive descriptions for the various stages of our operations or explain why we will not compete with mining companies, raw materials processors, and wholesale jewelers.

Security Ownership of Principal and Selling Stockholders, page 41

33.          Please revise to disclose any material relationships you may have with the selling stockholders. Also, with respect to any legal entity listed in the table, please disclose in the footnotes to the table the natural person or persons who exercise the sole or shares voting and/or dispositive powers with respect to the shares held by such entity. In addition, please disclose whether any such legal entities are affiliates of broker-dealers.

Response No. 33

The Company does not have any material relationships with any of the selling stockholders. As requested, the table in S-1 Amendment No. 1 includes footnotes that disclose the natural person or persons who exercise the sole or shares voting and/or dispositive powers with respect to the shares held by such entity. In addition, S-1 Amendment No. 1 includes language confirming our understanding that none of the legal entities among the selling stockholders are affiliates of broker-dealers. Please note that the composition of the selling stockholders’ group and the number of shares to be offered for resale has changed since the original filing as discussed above.

Description of Securities

Anti-Takeover Effects or Provisions of Our Certificate of Incorporation, our Bylaws and Delaware Law

Classified Board; Number, Election and Removal of Directors, page 50

34.          We note from the Management and Corporate Governance section of your prospectus and Article 3.3 of your Bylaws that directors serve one-year terms and are elected at each annual meeting. Please advise or revise.

Response No. 34

This section has been deleted in S-1 Amendment No. 1.

Management and Corporate Governance

Corporate Governance

Committees of the Board, page 55

35.         Please delete the last sentence of the first paragraph of this section, or advise.

Response No. 35

The last sentence of the first paragraph of this section has been deleted in S-1 Amendment No. 1.

Certain Relationships and Related Transactions, page 63

36.          We note your disclosure that “Joseph Segelman, our President and CEO, has verbally agreed to loan the company funds to complete the registration process.” Please include relevant disclosure regarding this agreement in this section of your prospectus. If this agreement or any of the loans already received from Mr. Segelman are evidenced in writing, please file such agreements as exhibits.

Response No. 36

See Response No. 24 above regarding the intentions of Mr. Segelman with respect to underwriting the costs associated with maintaining our minimal level of operations until the offering covered by the prospectus is completed and we are in a position to begin execution of our business plan.

37.          We note that your consulting agreement with Mr. Segelman compensated him at $120,000 per year. However, you have accrued deferred compensation from this agreement that totals $287,194 as of December 31, 2014 and a future obligation of $30,000 as of March 31, 2015. Please provide additional details to clarify how the accrued and future liabilities will exceed the value of the consulting agreement.

Response No. 37

In S-1 Amendment No. 1 we have provided additional details to clarify how the accrued and future liabilities under the consulting agreement will exceed the value of the agreement.

Financial Statements

Notes to Financial Statements

Note 3 – Summary of Significant Accounting Policies

Foreign Currency – Functional and Presentation Currency, page F-10

38.         Based on your disclosure in the third paragraph in Note 1 on page F-8 it appears that the company operated its business under the name UWI Holdings Corporation (UWI), a company located in Canada until December 31, 2014 when it merged with and into Reign Sapphire Corporation (Reign Sapphire), a Delaware corporation that was established on December 15, 2014. You disclose that UWI is the predecessor of Reign Sapphire. We note your disclosure that Reign Sapphire has operations in the United States, Australia and Asia. We also note your disclosure under Concentrations, Risks and Uncertainties on pages F-13 and F-14 that a significant amount of your operations will be located in Australia and Asia and that you have transactions settled in the Australian dollar and the British Pound. Please tell us how you determined that the U.S. dollar was the functional currency for your operations for all periods presented. Please also tell us why you have not provided any exchange rate information for the conversion of the Canadian dollar, the British Pound or any Asian currency(ies) into the U.S. dollar. Please refer to ASC 830-10-45 in preparing your response.

Response No. 38

S-1 Amendment No. 1 includes the following additional disclosures:

“Foreign Currency - Functional and Presentation Currency

The functional currency represents the currency of the primary economic environment in which the entity operates. Management has determined the functional currency of the Company to be the USD, as sales prices and major costs of operating expenses are primarily influenced by fluctuations in the USD, and with its Chief Executive Officer and director (“CEO”), and employees of the Company headquartered and operating in the United States.”

Revenue Recognition, page F-10

39. Please tell us why you recognize revenue upon shipment rather than upon delivery. Please refer to SAB Topic 13 in preparing your response.

Response No. 39

In S-1 Amendment No. 1 we disclose that the Company recognizes revenue from product sales when the product is received and accepted by the customer, provided that collection of the resulting receivable is reasonably assured. While the products are being transported and delivered to the customer and until the products are accepted by the customer, the suppliers bear the risk of loss. Credit is granted generally for terms of 7 to 90 days, based on credit evaluations.

Inventories, page F-11

40.          We note your disclosure that your inventory consists entirely of loose sapphire jewels and that you plan to produce entry level, high end and couture jewelry pieces. We note your inventories are stated at the lower of cost or market on an average cost basis and that you estimate fair value on a lot basis. Please tell us how you determine each lot. Specifically please tell us whether your loose sapphire jewels that will be used in the production of each of these categories of jewelry pieces vary significantly due to differences in cut, clarity, origin and carat weight within a given lot. If so, please tell us how you considered using the specific identification method rather than the average cost method in accounting for your inventory.

Response No. 40

In S-1 Amendment No. 1 we have provided the following disclosure:

Inventories

Inventories are stated at the lower of cost or market on a lot basis. A lot is determined by the cut, clarity, size, and weight of the sapphires. Inventory consists of sapphire jewels that meet rigorous grading criteria and are of cuts and sizes most commonly used in the jewelry industry. As of March 31, 2015, December 31, 2014 and 2013, the Company carried only loose sapphire jewels, and the carrying value of these jewels is included in the jewelry valuation (see Note 4). Loose sapphire jewels do not degrade in quality over time and are not subject to fashion trends. In view of the foregoing factors, the Company has concluded that no excess or obsolete loose jewel inventory reserve requirements existed as of March 31, 2015, December 31, 2014 and 2013.

41.          We also note your disclosure in Note 4 that you appraise your inventory on an annual basis to determine whether the estimated fair value is greater or less than cost. Please confirm that you determine that your inventory is stated at the lower of cost or market value at each balance sheet date, or on a quarterly basis.

Response No. 41

We have revised Note 4 in S-1 Amendment No. 1 as follows:

NOTE 4 – INVENTORY

On December 30, 2014, the Company purchased 1,000 carats of loose sapphire jewels with an estimated fair market value of $300,000 from an unrelated third party for 1,200,000 of the Company’s restricted common shares (see Note 8 ). In order to determine the estimated fair value, the sapphires were examined on a lot basis for cut, clarity, size, and ~~approximate carats~~ weight of the sapphires.

On August 15, 2013, the founder of the Company contributed approximately 750 carats of loose sapphire jewels at a historical cost of $150,000 (which approximated fair market value) for 15,000,000 of the Company’s restricted common shares (see Note 8 ). In order to determine the estimated fair value, the sapphires were examined on a lot basis for cut, clarity, size, and ~~approximate carats~~ weight of the sapphires.

Inventory includes $51,302 of samples. Samples are used to show potential customers what the jewelry would look like. Samples given to customers will be removed from inventory and expensed.

Inventories are stated at the lower of cost or market on ~~an average cost~~ a lot basis. A lot is determined by the cut, clarity, size, and weight of the sapphires. The Company appraises its inventory on an annual basis to determine if the estimated fair value is greater or less than cost. The estimated fair value is subject to significant change due to changes in popularity of cut, perceived grade of the clarity of the sapphires, the number, type and size of inclusions, the availability of other similar quality and size sapphires, and other factors. As a result, the appraised value of the sapphires could be significantly lower from the current estimated fair value. As of March 31, 2015, December 31, 2014 and 2013, the estimated fair market value approximated cost.

Signatures, page F-25

42. Please revise the language that precedes your signature to conform to that set forth in the Signatures section of Form S-1.

Response No. 42

As requested, the language that precedes our signature has been revised to conform to that set forth in the Signatures section of Form S-1.

* * *

Please also be advised that the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in the Registration Statement on Form S-1. In addition, the Company acknowledges that should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company many not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We hope the preceding information is responsive to the Staff’s comments contained in SEC Comment Letter. Please call me or write to me should you or your staff have any questions or comments regarding this response. My email address is yossi@reignsc.com and my direct telephone number is (323) 556-1875.

Respectfully submitted,

REIGN SAPPHIRE CORPORATION

/s/ Joseph Segelman

Joseph Segelman

President and Chief Executive Officer

cc:	Willa Qian, Eq.
Alan S. Gutterman, Eq.